Lam Research + KLA-Tencor
Creating a New Capability Paradigm
October 21, 2015
Filed by KLA-Tencor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: KLA-Tencor Corporation
Commission File No.: 000-09992

KLA-Tencor Confidential - Internal Use Only
The Right Combination at the Right Time
Cloud, mobility, and IoT
are driving performance and economic requirements
Technology scaling continues with escalating challenges
Customer roadmaps require
enhanced collaboration and innovation
Intersection of process and process control becoming more critical
Unmatched and complementary capability to enable atomic level processing
Accelerating our capability to address our customers’
most difficult challenges

| Lam RESEARCH | KLA-Tencor |
| --- | --- |

KLA-Tencor

Our Businesses at a Glance
Founded in 1980
Headquartered in Fremont, CA
FY 2015 Revenue of $5.3B
~7,300 Employees
Leadership in:
Conductor and dielectric etch
Thin film deposition
Single-wafer clean
Locations in 16 countries
Founded in 1976
Headquartered in Milpitas, CA
FY 2015 Revenue of $2.8B
~5,600 Employees
Leadership in:
Defect inspection
Lithography & thin film metrology
Yield management
Locations in 17 countries
Strong presence across customers and market segments
KLA-Tencor Confidential - Internal Use Only

Challenges:
Critical profile
control
Variability
Opportunities:
Increased use of
metrology information
and advanced analytics to
reduce variability and
accelerate yield
Multiple Patterning
Challenges:
Variability introduced from
multiple passes
Cost of advanced imaging
schemes
Opportunities:
Use metrology information
and unit process tuning
capabilities to reduce
variability and increase
throughput
3D
NAND
Challenges:
Scaling stack height for
higher bit density
Scaling process control
capability
Opportunities:
Innovate together to
develop process control
capability for 3D NAND
structures to help enable
vertical scaling
Value-creating
innovation
opportunities
at
the
intersection
of
process
and
process
control
Delivering Differentiated Technology Solutions
Together

KLA-Tencor Confidential - Internal Use Only
FinFET/ Advanced Gate

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KLA Tencor

Deposition
Etch
Clean
Inspection
Metrology
7% –
9% of WFE
14% –
16% of WFE
5% –
6% of WFE
6% -
7% of WFE
6% -
7% of WFE
in
Conductor
in Dielectric
in Bevel Clean
in BEOL SW
Clean
in
Wafer
Inspection
in Mask Inspection
in Packaging
Inspection
in Metrology
Established Market Leadership
Combined company to serve ~42% of WFE market upon closing, increasing to ~45% by 2018
Source:  Leadership positions based on Gartner and company data specific to 2014 shares. WFE percentages are for 2015 markets based on Gartner and company data. ECD =
electrochemical
deposition,
CVD
=
chemical
vapor
deposition,
PECVD
=
plasma-enhanced
CVD,
HDP
=
high-density
plasma
(CVD),
ALD
=
atomic
layer
deposition,
BEOL
=
back-end-of-line,
SW = single-wafer. *Based on year-over-year absolute revenue growth.  WFE = wafer fabrication equipment
KLA-Tencor Confidential - Internal Use Only

in
Copper
ECD
in
Tungsten
CVD
in
PECVD
&
HDP
in
ALD*

KLA-Tencor Confidential - Internal Use Only
Our Goal Is to Deliver More Value
This combination creates a company with unmatched capability in process and process control to help our customers in extending Moore’s law and industry scaling
Together, we will have enhanced collaboration focused on reducing variability and accelerating yield
By taking this action, we have one singular focus:  enable and contribute more to your success
It will be business as usual until we have shareholder and regulatory approval
We appreciate your feedback over the past several years, which helped us frame the strategic actions we are now pursuing
Thank you for your continued support and partnership

Copyright © 2015 KLA-Tencor Corporation www.kla-tencor.com

Cautions Regarding Forward Looking
Statements
All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section
27A
of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.
These forward-looking statements are based on Lam Research Corporation’s (Lam) and KLA-Tencor Corporation’s
(KLA-Tencor) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change.
Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,”
“predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,”
similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3)
projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

KLA-Tencor Confidential - Internal Use Only

KLA-Tencor Confidential - Internal Use Only
Cautions Regarding Forward Looking
Statements (cont.)
These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such
a
difference
in
connection
with
the
proposed
transaction
include,
but
are
not
limited
to,
the
following
factors:
(1)
the
risk
that
the
conditions
to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;
(9)
the
combined
companies’
ability
to
achieve
the
growth
prospects
and
synergies
expected
from
the
transaction,
as
well
as
delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including
changing
business
conditions
in
the
semiconductor
industry
and
overall
economy
as
well
as
the
financial
performance
and
expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that
Lam
will
file
with
the
Securities
and
Exchange
Commission
(“SEC”)
in
connection
with
the
proposed
transaction.
Investors
and
potential
investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.
Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of
Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.
In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on
Form 10-K for the fiscal year ended June 30, 2015.

Additional Information and Where to Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam Research Corporation (Lam) and KLA-Tencor
Corporation (KLA-Tencor) for their consideration. Lam intends to file with the SEC a Registration Statement on Form
S-4 that will include a joint proxy statement/prospectus of Lam and KLA-Tencor. Each of Lam and KLA-Tencor will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction.
This document is not a substitute for any
prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in
connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged
to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.
You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s
Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations,
4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on
KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor
Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

KLA-Tencor Confidential - Internal Use Only

KLA-Tencor Confidential - Internal Use Only
Participants in the Solicitation
Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from
Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the
SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA-Tencor’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.